May 13, 2019

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	AGBA Acquisition Ltd. (the “Company”) Registration Statement on Form S-1 File No. 333-230804

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 11:30 am, Washington D.C. time, on May 14, 2019, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 10, 2019 (filing date April 11, 2019)
(ii)	Dates of distribution: May 1, 2019 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 12.
(iv)	Number of prospectuses so distributed: 770.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By:	/s/ Clifford
Name: Clifford Teller
Title: Executive Managing Director, Head of Investment Banking